

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Boxun Zhang
Chief Financial Officer
Room 2701-05, Tower A, Global Trade Center
36 North Third Ring Road, Dongcheng District
Beijing 100013
People's Republic of China

> **Re: Concord Medical Services Holdings Ltd**
> **Form 20-F**
> **Response Dated July 14, 2023**
> **File No. 001-34563**

Dear Boxun Zhang:

We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Response Letter dated July 14, 2023

General

1. We note your proposed disclosure in response to comment 4, including that "in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the "CSRC"), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the "CAC"), and (3) have not been requested to obtain such permissions by any PRC authority." Please revise to clarify whether you relied upon an opinion of counsel with respect to your proposed disclosure that you are not required to obtain permissions from the CSRC and are not required to complete a

cybersecurity review by the CAC.

You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services